June 12, 2025

VIA E-mail

Jane Trust
Franklin Templeton
1 Madison Avenue, 17th Floor
New York, New York 10010

                      Re:    Western Asset Municipal High Income Fund Inc. (the
   Fund   )
                             File Nos. 811-05497; 333-287133

Dear Ms. Trust:

        We have reviewed the registration statement on Form N-2 filed May 9, 2025, with the
Commission on behalf of the Fund (the    Registration Statement   ). Our
comments are set forth
below. Please consider a comment made with respect to one section applicable to similar disclosure elsewhere in the Registration Statement. All capitalized terms not otherwise defined herein have the meaning given to them in the Registration Statement.

General

   1. Please either confirm that any rights offering will not involve arrangements among the
      Fund, any underwriters, and/or any broker dealers or that FINRA will review any proposed underwriting terms and other arrangements for a transaction described in the
      Registration Statement and will issue a    no objections    letter in
advance of your offering.


                                          Prospectus

Cover

   2. In Investment Strategies, the disclosure states    The Fund may hold
securities or use
      investment techniques that provide for payments based or    derived
from the performance
      of an underlying asset, index or other economic benchmark.    Please
disclose the
      securities and/or investment techniques referenced in this disclosure that are principal strategies of the Fund. Regarding these strategies, please provide a cross-reference in accordance with Item 1.1.j. of Form N-2, as appropriate. Please also consider if the use of inverse floating rate securities and tender option bonds should be disclosed in accordance with Item 1.1.j.
 Ms. Jane Trust
Page 2


   3. In Offering, the disclosure in the first line of the second paragraph indicates the Fund may
      sell its securities through    agents    that the Fund may    designate
from time to time   .
      Please explain to us who the    agents    referred to in the disclosure
are, what they do and
      how they are compensated. Please also explain to us the distinction between agents and underwriters/dealers and if the Fund would monitor the activities of the agents.

Prospectus Summary

       Investment Objectives and Strategies (page 1)

   4. The Fund   s most recent Form N-CSR states    Exposure to higher risk
(beta) revenue-
      backed municipal securities contributed to performance.    If these
securities are principal
      investments of the Fund, disclose so in this section and consider disclosing the types of projects and their revenue streams. Please also include any additional risk disclosure needed to address the risks unique to these securities.

   5. In the next paragraph on page 2, the disclosure states    The Fund may
enter into tender
      option bond (   TOB   ) transactions and may invest in inverse floating
rate instruments
      issued in TOB transactions.    Please explain in the disclosure what
tender option bonds
      and inverse floating rate instruments are.

   6. The disclosure in the penultimate paragraph on page 2 refers to when-issued municipal
      obligations.    The following paragraph refers to    stand-by
commitments.    Please explain
      in the disclosure what each of these terms mean.

       Special Principal Risk Considerations (page 6)

   7. In Interest Rate Risk, please clarify that interest rate risk differs for fixed, floating and variable rate instruments (e.g., the risk of increased defaults for variable/adjustable obligations if interest rates rise).

   8. On page 11, the disclosure includes    short sales risk   . Please
disclose the use of short
      sales in Investment Objectives and Strategies and explain how the Fund may use short sales towards meeting its objective. If accurate, disclose here that to the extent that the
      Fund utilizes these strategies the Fund could generate taxable income and gains. See also comment 14.

   9. In this section, consider disclosure of any risks related to financial pressures on state and local governments and those associated with the jurisdictions or sectors in which the
      Fund focuses its investments (e.g., Illinois, New York, transportation, health care).

   10. Consider disclosing risks associated with zero coupon instruments and municipal lease obligations.
 Ms. Jane Trust
Page 3

Risks

   11. In Inverse Floating Rate Securities and TOBs Risk, the disclosure states Typically, inverse floating rate securities represent beneficial interests in a special purpose trust
          formed   for the purpose of holding municipal bonds purchased from
the Fund or from
       another third party.    Please explain to us what the phrase    another
third party    refers to
       who they are and what is the nature of these parties?

Summary of Fund Expenses

   12. Disclosure on the Cover and throughout the Registration Statement states The Fund may not borrow money, except for temporary or emergency purposes, and then not in amounts that are greater than 15% of total assets (including the amount
borrowed).    The Annual
       Expenses Table includes a line item for Borrowed Funds in the Fee Table. Additionally,
       disclosure in footnote 7 states    The Fund may enter into tender option
       bond   transactions and may invest in inverse floating rate instruments
 ,    and that the
       costs associated with these transactions are    recognized as an
interest expense of the
       Fund   s.    Please reconcile the apparent inconsistencies and in
correspondence explain
       what is and is not included under Interest Payment on Borrowed Funds in the Fee Table.

Preliminary Prospectus Supplement

   13. On page S-21, Table of Fees and Expenses, please conform this table to the one in
       Summary of Fund Expenses on page 17 of the prospectus.


                               Statement of Additional Information

   14. In Investment Restrictions, on page 1, #5 states the Fund may not
Sell securities
       short   .    On page 11, in Sort Sales Risk, the disclosure states    To
the extent the Fund
       makes use of short sales for investment and/or risk management purposes
 .    Similarly,
       on page 23 of the SAI, the disclosure states    The Fund may seek to
hedge investments or
       realize additional gains through short sales.    Please reconcile these
inconsistencies.


                                    Part C: Other Information

   15. It appears that the Fund   s Articles of Incorporation were filed prior
to EGDAR becoming
       operational. Please update the filing of the full Articles of Incorporation so they may be accessible on the system.

   16. In the Fourth Amended and Restated By-Laws, please revise Article VIII, Exclusive
       Forum for Certain Litigation, to state that this provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision and corresponding risks of such a provision even as to non-
       federal securities law claims (e.g., that shareholders may have to bring suit in an
 Ms. Jane Trust
Page 4

       inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.


                     *       *       *      *       *        *     *      *

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

        We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

         Should you have any questions regarding this letter, please contact me at (202) 551-
6779 or Rossottok@sec.gov.

                                                Sincerely,

                                                /s/ Karen Rossotto

                                                Karen Rossotto
                                                Senior Counsel

cc: David W. Blass, Esq., Ryan P. Brizek, Esq., Debra Sutter, Esq., Simpson Thacher & Bartlett
    LLP
    Andrea Ottomanelli Magovern, Assistant Director
    Jay Williamson, Branch Chief
    David Manion, Staff Accountant